Lion Copper and Gold Corp. Closes Convertible Debenture Financing

July 11, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that it has closed the second and final tranche of its previously announced non-brokered private placement (the "Debenture Financing") of unsecured convertible debentures ("Debentures") for gross proceeds of US$925,000. Combined with the first tranche of the Debenture Financing, the Company has raised aggregate gross proceeds of US$2,000,000.

The Debentures issued under the second tranche of the Debenture Financing bear interest at the rate of 14% per annum and mature on March 8, 2024. The Debentures may be converted into shares of the Company at US$0.067 per share until July 8, 2023 and thereafter at US$0.078 per share. The holder has the option to elect to be repaid in kind at any time prior to maturity of the Debentures by way of shares the Company owns of 1301666 BC Ltd., or its successor, (the "BC Ltd. Shares") at the rate of US$0.25 per BC Ltd. Share, provided that any Debenture held by an insider of the Company requires prior stock exchange approval prior to being repaid in kind.

In connection with the sale of the Debentures, the Company issued to the purchasers one detachable warrant (a "Warrant") for every US$0.06 (C$0.077) of principal amount of the Debentures subscribed for. The Company issued 15,416,664 Warrants in connection with the second tranche of the Debenture Financing. Each Warrant entitles the holder to acquire a common share of the Company at a price of US$0.06 (C$0.077) for a period of 20 months.

The proceeds of the Debenture Financing will be used for general working capital.

All securities issued pursuant to the second tranche of the Debenture Financing are subject to a four-month hold period expiring on November 9, 2022, in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

Four current directors of the Company participated in the second tranche of Debenture Financing for the principal amount of US$500,000. Each transaction with a director, who is an insider of the Company, constitutes a "related party transaction" as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on the exemptions under section 5.5(a) and section 5.7(1)(a) from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to the related party and the consideration paid by the related party under the Debenture Financing does not exceed 25% of Company's market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the Debenture Financing, as the details of the Debenture Financing and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wanted to improve its financial position as expeditiously as possible.

Shares for Debt Settlement

The Company announces that, further to its news release dated June 23, 2022 it has completed the previously announced debt settlement by issuing 1,212,121 common shares of the Company at a deemed price of $0.0825 per share in settlement of $100,000 owed to the creditor.

The common shares issued in connection with the debt settlement are subject to a four-month hold period expiring on November 6, 2022.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.